Exhibit 5

July 5, 2007

US Gold Corporation

165 South Union Blvd., Suite 565

Lakewood, Colorado 80228

Re:  Registration Statement on Form S-3 Covering Registration of Common Stock and Warrants

Ladies and Gentlemen:

We have acted as counsel to US Gold Corporation, a Colorado corporation (the “Company”), in connection with the registration by the Company of 1,503,000 shares of common stock (“Shares”) and 501,000 common stock purchase warrants (“Warrants”).

In such capacity, we have examined, among other documents, the Articles of Incorporation and Bylaws, each as amended, and minutes of meetings of its Board of Directors and shareholders, and such other documents as we have deemed appropriate.

The attorneys of our firm are admitted to the Bar in the State of Colorado only.  Accordingly, our opinion covers Colorado law only, including the statutory provisions, all applicable provisions of the Colorado Constitution and reported judicial decisions interpreting those laws.

Based on the foregoing, and subject to such further examinations as we have deemed relevant and necessary, we are of the opinion that:

1.             The Company is a corporation, duly organized and validly existing under the laws of the State of Colorado.

2.             All of the Shares and Warrants have been legally and validly authorized under the Articles of Incorporation of the Company, and  (i) the Shares represent duly and validly issued, fully paid and nonassessable shares of common stock of the Company; and  (ii) the shares issuable upon exercise of the Warrants, when issued and paid for in accordance with the Warrant Indenture between the Company and Equity Transfer Services Inc. dated February 22, 2006, will represent duly and validly issued, fully paid and nonassessable shares of common stock of the Company.

We hereby consent to the reference to our firm in the Registration Statement and to the filing of a copy of this opinion as Exhibit No. 5 thereto.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ Dufford & Brown, P.C.